investor

04 FEB 23 AM 7:21

04010048

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 12, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosures

82-34698

Press Release

Stockholm, February 12, 2004

New Investments business to adapt organization

In order to adapt its activities to the current business climate, Investor Growth Capital has reviewed its cost structure and organization. Due to a lower volume of business and stiff competition for attractive investments in the venture capital market, it has been decided to reduce the cost level. Measures to adapt the organization are expected to reduce annual costs for Investor by approximately SEK 75 m., corresponding to about 25 percent of the overall cost level for the New Investments business. Additional information, such as details about personnel changes and the restructuring reserve, will be provided in conjunction with the release of Investor's first quarter report for 2004.

Investor Growth Capital is focused on investments in the healthcare and information technology sectors in Asia, Europe and the United States.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31